UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D
☐ Form N-CEN    ☐ Form N-CSR
For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
PART I — REGISTRANT INFORMATION

First Guaranty Bancshares, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

400 East Thomas Street
Address of Principal Executive Office (Street and Number)

Hammond, Louisiana 70401
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
First Guaranty Bancshares, Inc. (the “Company”) was unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, due to the need to evaluate information concerning certain events previously disclosed in the Company’s earnings released, which was filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 31, 2025. These events occurred in late September. The Company is in the process of revising its financial information and disclosures to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, to reflect the impact of those events. As such, the Company will be unable to timely file its Quarterly Report on Form 10-Q for the quartered ended September 30, 2025, without unreasonable effort.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Eric J. Dosch	985	375-0308 ex. 3308
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                ☐Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Guaranty Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 10, 2025        By: /s/ Eric J. Dosch
INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).